Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in thousands, except ratio).

	Nine Months Ended	Fiscal Year Ended
	September 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012	December 31, 2011
Earnings:
Income before provision for income taxes	$232,572	$282,556	$294,697	$291,303	$250,591	$282,685
Fixed charges	77,235	65,904	62,320	58,064	60,837	74,089
Amortization of capitalized interest	778	1,023	1,176	807	535	492
Interest capitalized	(908)	129	(2,083)	(1,316)	(861)	(953)
Total earnings (losses)	$309,677	$349,612	$356,110	$348,858	$311,102	$356,313
Fixed charges:
Interest expensed and capitalized	$66,713	$53,965	$48,315	$47,236	$49,974	$63,262
Amortization of capitalized interest	4,318	3,405	3,973	4,365	4,591	5,091
Estimate of interest within rental expense	6,204	8,534	10,032	6,463	6,272	5,736
Total fixed charges	$77,235	$65,904	$62,320	$58,064	$60,837	$74,089

Ratio of earnings to fixed charges	4.01	5.30	5.71	6.01	5.11	4.81

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of our income before provision for income taxes plus our fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, and an estimate of the interest portion of rent expense.